FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 3, 2026

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

Avenida Rebouças, 2942, 6th floor

(Address of principal executive offices)

Gustavo Javier Lopez,

Chief Financial and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

brasilagro 20 anos

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital
CNPJ/MF No. 07.628.528/0001-59
NIRE 35.300.326.237

ESTIMATES OF AGRICULTURAL OPERATIONS

2026/2027 HARVEST YEAR

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B3: AGRO3) (NYSE: LND), a Brazilian leader in the acquisition, development and sale of rural properties with high upside potential, informs its shareholders and the market in general of the initial estimates of its agricultural operations for the 2026/2027 harvest year.

Planted Area per Culture (hectares)

Planted area per culture (hectare)	25/26 Harvest Realized	26/27 Harvest Estimated	Change (%)	26/27 Harvest Projected	Change (%)
Grains	105.814	102.036	-4%	100.359	-2%
Soybean	77.965	74.425	-5%	75.474	1%
Corn and Corn 2nd Crop	25.729	27.611	7%	24.885	-10%
Bean and Bean 2nd Crop	2.120	-	n.a	-	n.a
Sugarcane	29.683	30.388	2%	29.897	-2%
Pasture	8.847	10.732	21%	10.732	n.a
Cotton	3.568	2.608	-27%	2.608	n.a
Other	19.083	19.444	2%	21.068	8%
Total	**166.995**	**165.208**	-1%	**164.664**	**n.a**

The total area projected for the 2026/27 crop year is 164,664 hectares, in line with the estimate disclosed in 4Q26 and 1% smaller than the 2025/26 area. The estimate reflects a 15% decrease in first-crop corn area, which is concentrated in Mato Grosso, as well as a 5% decrease in second-crop corn area. Conversely, the soybean area expands 1%, while the area allocated to other crops, including cover crops, advances 8%.

With no recovery in corn prices, some land less suited to corn was placed in fallow or planted with cover crops. In other areas, stronger soybean prices made soybeans more profitable than corn.

Accordingly, the revised planting plan maintains the selective allocation of acreage established for the 2026/27 crop year, prioritizing crops and regions with a more favorable risk-return profile.

Production per Crop (tons)

Production per product (tons)	25/26 Harvest Realized	26/27 Harvest Estimated	Change (%)	26/27 Harvest Projected	Change (%)
Soybean	256.187	259.138	1%	261.192	1%
Corn	72.734	85.319	17%	73.123	-14%
Corn - 2nd Crop	78.857	96.111	22%	92.582	-4%
Beans - 2nd Crop	2.041	-	n.a	-	n.a
Cotton	8.972	2.368	-74%	2.368	n.a
Cotton - 2nd Crop	7.602	10.010	32%	10.010	n.a
Total	**426.393**	**452.946**	**6%**	**439.275**	**-3%**

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ri.brasil-agro.com

Estimated grain and cotton production for the 2026/27 crop year is 439,300 metric tons, 3% below the initial estimate and 3% above the prior crop year.

Soybean production is estimated at 261,200 metric tons, up 1% from the initial projection, while first-crop corn production was revised to 73,100 metric tons, down 14%, primarily due to a smaller planted area. For second-crop corn, the estimate is 92,600 metric tons, a 4% decrease.

As of October 22, 2026, 49% of the planned soybean acreage had been planted, 17 days ahead of the previous crop year. Of the total planted area, 72.9% was planted within the optimal planting window, and 53% was planted with company-owned seed.

Sugarcane

Sugarcane Harvest Year Result	2025 Harvest Realized (Apr/ 01 to Dec/ 31)	2026 Harvest Estimated (Apr/ 01 to Dec/ 31)	Change (%)	2026 Harvest Projected (Apr/ 01 to Dec/ 31)	Change (%)
Tons harvested	1.741.625	2.176.350	25%	2.055.243	-6%
Hectares harvested	25.782	27.372	6%	26.676	-3%
TCH - Harvest tons per hectares	67,55	79,51	18%	77,05	-3%

The 2026 sugarcane harvest continues to be affected by weather conditions and the crushing pace of the mills. As of September 30, 2026, 1.2 million metric tons had been harvested, with 75.86 metric tons of cane per hectare (TCH), compared with 1.6 million metric tons and a TCH of 69.46 in the same period of the prior crop year.

In Maranhão, the slower crushing pace at the mills delayed the harvest and led to the deferral of approximately 175,000 metric tons of sugarcane to the next quarter.

In light of these conditions, the Company revised its 2026 crop production forecast to 2.06 million metric tons, with estimated TCH of 77.05, compared with the initial estimate of 2.18 million metric tons and TCH of 79.51.

Cattle Raising

Cattle Raising	25/ 26 Harvest Realized	26/ 27 Harvest Estimated	Change (%)	26/ 27 Harvest Projected	Change (%)
Hectares	8.847	10.732	21%	10.732	n.a
Number of heads	11.470	15.554	36%	14.934	-4%
Meat production (kg)	1.461.708	2.363.446	62%	2.327.312	-2%
Weight Gain per Day	0,42	0,44	3%	0,44	1%
Weight Gain per hectare	165	220	33%	217	-2%

We have an inventory of 13,100 head of cattle distributed over 10,000 hectares of active pasture in Brazil and Paraguay. Beef production came to 415,000 kilograms (kg) in the quarter, with an average weight gain of 0.36 kg per day.

Note that the first months of each crop year historically register lower weight gain, due to the rainfall distribution and pasture availability.

ri.brasil-agro.com

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'3 Production Cost (R$/ha) It is worth noting that the estimates are hypothetical data and do not constitute a promise of performance. To learn more about the Company's operating estimates, see the projections section of our Reference Form. So Paulo, November 3, 2026. Gustavo Javier Lopez CFO & DRI Production cost (R$/ ha) 25/ 26 Harvest Realized 26/ 27 Harvest Estimated Change (%) 26/ 27 Harvest Projected Change (%) Soybean(1) 5.074 5.157 2% 5.152 n.a Corn(1) 4.620 5.057 9% 5.058 n.a Corn 2nd Crop 4.834 4.239 -12% 4.378 3% Beans 2nd Crop 2.130 - n.a. - n.a. Cotton 13.464 10.734 -20% 10.618 -1% Cotton 2nd Crop 15.876 14.055 -11% 14.059 n.a Sugarcane 10.007 11.004 10% 10.962 n.a (1) includes area opening amortization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2026	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

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